Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc

We consent to the incorporation by reference in the registration statement (No. 333-153367) on Form F-3 and the registration statement (No. 333-100143) on Form S-8 of Prudential plc of our reports dated June 22, 2010, with respect to the consolidated statements of financial position of Prudential plc and its subsidiaries as at December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009 and all related financial statement schedules and the effectiveness of internal control over financial reporting as at December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of Prudential plc.

June 22, 2010	By:	/s/ KPMG AUDIT PLC

KPMG Audit Plc
London, England